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April 2, 2013

Via EDGAR Transmission

Chad D. Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust (the “Registrant”)
File Nos. 333-146827/811-22135

Dear Mr. Eskildsen:

On behalf of the Registrant, the following are its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) that was filed on February 1, 2013 for the purpose of adding a new Institutional Class of shares to the Innovator Matrix Income Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Administrative comments

1.           Comment: Mark the series and class identifiers for the Academy Select Opportunities Fund (S000020438) as inactive.

Response:  The requested change will be made.

2.           Comment: File the auditor’s consent and the Fund’s expense limitation agreement as exhibits to the Registrant’s next post-effective amendment filing relating to the Institutional Class shares.

Response:  The requested materials will be included with the Registrant’s next post-effective amendment relating to the Institutional Class shares.

B.  Accounting comments

3.           Comment: Under the “Expense Example” section, include examples for the one, three, five and ten year periods.

Response:  The requested change will be made.

Chad D. Eskildsen
April 2, 2013

4.           Comment:  Under the “Annual Fund Operating Expenses” section, include a line item for “Acquired fund fees and expenses” under the “Other expenses” line item.

Response:  The requested change will be made.

5.           Comment:  Under the “Financial Highlights” section, include the financial performance of the Class A shares and indicate that the financial information shown is for the Fund’s Class A shares.

Response:  The requested change will be made.

C.  Disclosure comments

6.           Comment:  Under the “Management of the Fund” section, include the portfolio manager’s length of service to the Fund.

Response:  The requested change will be made.

7.           Comment:  Under the “Non-Fundamental Investment Restrictions” section, revise the disclosure to clarify whether the Fund will not concentrate its investments in the real estate or energy sectors.

Response:  The disclosure will be revised as follows:

“For purposes of the Fund’s concentration policy, the Fund intends to comply with the SEC staff position that securities issued or guaranteed as to principal and interest by any single foreign government are considered to be securities of issuers in the same industry.  Notwithstanding fundamental restriction number three, the Fund does not intend to concentrate its investments in the real estate or energy sectors.  For purposes of measuring concentration: (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric, and telephone will each be considered a separate industry; (ii) energy companies will be divided according to their services, for example, exploration, refining, and transmission will each be considered a separate industry; (iii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance, and diversified finance will each be considered a separate industry; (iv) asset-backed securities will be classified according to the underlying assets securing such securities; and (v) real estate sector securities will be divided according to companies that derive at least 50% of their gross revenues or net profits from either (1) products or services related to the real estate industry, such as building supplies or mortgage servicing, and will each be considered a separate industry, (2) investments directly in real property that derives their income primarily from rents and from capital gains on real estate appreciation, which are realized through property sales, (3) investments in real estate mortgage loans and services their income primarily from interest payments, or (4) investments in government-agency backed mortgages and will each be considered a separate industry.  Investments in real estate investment trusts (“REITs”) will be further sub-divided into industrial and office REITs, retail REITs, residential REITs, diversified REITs, specialty REITs, mortgage REITs, and hotel and lodging REITs and will each be considered a separate industry.”

*           *           *

Chad D. Eskildsen
April 2, 2013

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:  David Jacovini
Innovator Management LLC